UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces pricing of public offering of Petrobras Distribuidora (BR)

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Rio de Janeiro, July 23, 2019 - Petróleo Brasileiro S.A.  - Petrobras announced today the pricing of the secondary public offering of shares of Petrobras Distribuidora S.A.  (“BR Distribuidora”).

Petrobras’s Board of Directors approved today the sale of 349,500,000 shares in BR Distribuidora, including 58,250,000 additional shares as part of Petrobras’s option to increase the base offer by 20%.  The offer priced at R$ 24.50 per share, totaling R$ 8,562,750,000, or US$ 2,277,327,128 at the exchange rate of R$ 3.76 per U.S. dollar. Through the offering, Petrobras will sell shares amounting to 30% of BR Distribuidora's capital stock, and will retain 41.25% of BR Distribuidora’s capital stock after the conclusion of the offer.

Pursuant to article 24 of CVM Instruction 400, the number of shares offered may be increased by up to 43,687,500 Shares pursuant to the Brazilian underwriters’ option to purchase additional shares, under the same conditions and at the same price per share as the shares initially offered. If the option is exercised, the amount of the offering may increase to up to R$ 9,633,093,750, or US$ 2,561,993,019 at the exchange rate of R$ 3.76 per U.S. dollar, and Petrobras's equity interest in BR Distribuidora's capital stock may be reduced to 37.50%, assuming the option is exercised in full.

This material fact is for informational purposes only, pursuant to applicable laws, and should not be construed as an offer to sell or a solicitation of an offer to buy any securities.

The securities offered will not be and have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 1, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer